GRASIM
ADITYA BIRLA GROUP

09045213

15th December, 2008

The Stock Exchange
Corporate Relationship Department
1st floor, New Trading Ring
Rotunda Building, P J Towers, Dalal Street
Fort, Mumbai - 400 001

SUPPL

SEC Mail Processing Section
JAN 16 2009
Washington, DC
103

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, Bandra-Kurla Complex
Bandra (East), Mumbai - 400 051

Dear Sir,

Sub: Disclosure under Regulation 13(3) and 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992

We are in receipt of Disclosure under Regulation 13(3) from Aberdeen Asset Management Asia Ltd., on 15th December, 2008, informing about the purchase of 1,10,388 Shares of the Company on 3rd December, 2008, on behalf of funds advised/ managed by them.

We are, accordingly, sending herewith our Disclosure dated 15th December, 2008, in Form 'C' pursuant to Regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.

PROCESSED
FEB 02 2009
THOMSON REUTERS

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

Cc: **Luxembourg Stock Exchange** - for information along with a copy of the aforesaid Disclosure
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg
Grand Duchy of Luxembourg, Europe

Securities & Exchange Commission - do -
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Citi Bank N.A. - do -
Custodial Services
77 Ramnord House
Dr. Annie Besant Road
Worli, Mumbai - 400 025

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel.: 91-22-6652 5000 / 2499 5000 • Fax: 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

FORM C

Securities and Exchange Board of India (Prohibiton of Insider Trading) Regulations, 1992

[Regulations 13(3) and (6)]

Regulation 13(3) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name and address of shareholders	Share holding prior to acquisition	No. & & of shares/ voting rights acquired	Receipt of allotment advice/ acquisition of shares (specify)	Date of intimation to company	Mode of acquisition (on market purchase/ public/ rights/ pref.offer etc.)	No.& % of shares/ voting rights post acqusition	Trading member through whom the trade was executed with SEBI Regn.No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy Value	Sell Quantity	Sell Value
1	2	3	4	5	6	7	8	9	10	11	12	13
Aberdeen Asset Management Asia Limited on behalf of funds advised/ managed 21, Church Street #01-01 Capital Square Two Singapore 049480 Tel. 0065 63952705	8,273,325 (9.0247%)	110,388 (0.12%)	03.12.08	04.12.08	Open Market purchase	8,383,713 (9.1451%)	India Infoline & Macquire	BSE	110,388	Rs.908.43 per share Rs.100,279,237	N.A.	N.A.

For GRASIM INDUSTRIES LIMITED

(Ashok Malu)
Company Secretary

Date: 15.12.2008

GRASIM INDUSTRIES LTD. MUMBAI

FORM C

Securities and Exchange Board of India (Prohibiton of Insider Trading) Regulations, 1992

[Regulations 13(3) and (6)]

Regulation 13(3) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name and address of shareholders	Share holding prior to acquisition	No. & & of shares/ voting rights acquired	Receipt of allotment advice/ acquisition of shares (specify)	Date of intimation to company	Mode of acquisition (on market purchase/ public/ rights/ pref.offer etc.)	No.& % of shares/ voting rights post acqusition	Trading member through whom the trade was executed with SEBI Regn.No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy Value	Sell Quantity	Sell Value
1	2	3	4	5	6	7	8	9	10	11	12	13
Aberdeen Asset Management Asia Limited on behalf of funds advised/ managed 21, Church Street #01-01 Capital Square Two Singapore 049480 Tel. 0065 63952705	8,273,325 (9.0247%)	110,388 (0.12%)	03.12.08	04.12.08	Open Market purchase	8,383,713 (9.1451%)	India Infoline & Macquire	BSE	110,388	Rs.908.43 per share Rs.100,279,237	N.A.	N.A.

For GRASIM INDUSTRIES LIMITED

[signature]

(Ashok Malu)
Company Secretary

Date: 15.12.2008

GRASIM INDUSTRIES LTD. MUMBAI

FORM C

Securities and Exchange Board of India (Prohibiton of Insider Trading) Regulations, 1992

[Regulations 13(3) and (6)]

Regulation 13(3) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name and address of shareholders	Share holding prior to acquisition	No. & & of shares/ voting rights acquired	Receipt of allotment advice/ acquisition of shares (specify)	Date of intimation to company	Mode of acquisition (on market purchase/ public/ rights/ pref.offer etc.)	No.& % of shares/ voting rights post acqusition	Trading member through whom the trade was executed with SEBI Regn.No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy Value	Sell Quantity	Sell Value
1	2	3	4	5	6	7	8	9	10	11	12	13
Aberdeen Asset Management Asia Limited on behalf of funds advised/ managed 21, Church Street #01-01 Capital Square Two Singapore 049480 Tel. 0065 63952705	8,273,325 (9.0247%)	110,388 (0.12%)	03.12.08	04.12.08	Open Market purchase	8,383,713 (9.1451%)	India Infoline & Macquire	BSE	110,388	Rs.908.43 per share Rs.100,279,237	N.A.	N.A.

For GRASIM INDUSTRIES LIMITED

[signature]

(Ashok Malu)
Company Secretary

Date: 15.12.2008

GRASIM INDUSTRIES LTD. MUMBAI

FORM C

Securities and Exchange Board of India (Prohibiton of Insider Trading) Regulations, 1992

[Regulations 13(3) and (6)]

Regulation 13(3) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name and address of shareholders	Share holding prior to acquisition	No. & & of shares/ voting rights acquired	Receipt of allotment advice/ acquisition of shares (specify)	Date of intimation to company	Mode of acquisition (on market purchase/ public/ rights/ pref.offer etc.)	No.& % of shares/ voting rights post acqusition	Trading member through whom the trade was executed with SEBI Regn.No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy Value	Sell Quantity	Sell Value
1	2	3	4	5	6	7	8	9	10	11	12	13
Aberdeen Asset Management Asia Limited on behalf of funds advised/ managed 21, Church Street #01-01 Capital Square Two Singapore 049480 Tel. 0065 63952705	8,273,325 (9.0247%)	110,388 (0.12%)	03.12.08	04.12.08	Open Market purchase	8,383,713 (9.1451%)	India Infoline & Macquire	BSE	110,388	Rs.908.43 per share Rs.100,279,237	N.A.	N.A.

For GRASIM INDUSTRIES LIMITED

[signature]

(Ashok Malu)
Company Secretary

Date: 15.12.2008

GRASIM INDUSTRIES LTD. MUMBAI

FORM C

Securities and Exchange Board of India (Prohibiton of Insider Trading) Regulations, 1992

[Regulations 13(3) and (6)]

Regulation 13(3) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name and address of shareholders	Share holding prior to acquisition	No. & & of shares/ voting rights acquired	Receipt of allotment advice/ acquisition of shares (specify)	Date of intimation to company	Mode of acquisition (on market purchase/ public/ rights/ pref.offer etc.)	No.& % of shares/ voting rights post acqusition	Trading member through whom the trade was executed with SEBI Regn.No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy Value	Sell Quantity	Sell Value
1	2	3	4	5	6	7	8	9	10	11	12	13
Aberdeen Asset Management Asia Limited on behalf of funds advised/ managed 21, Church Street #01-01 Capital Square Two Singapore 049480 Tel. 0065 63952705	8,273,325 (9.0247%)	110,388 (0.12%)	03.12.08	04.12.08	Open Market purchase	8,383,713 (9.1451%)	India Infoline & Macquire	BSE	110,388	Rs.908.43 per share Rs.100,279,237	N.A.	N.A.

For GRASIM INDUSTRIES LIMITED

(Ashok Malu)
Company Secretary

Date: 15.12.2008

END

GRASIM INDUSTRIES LTD. MUMBAI